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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

PERSEON CORPORATION
(Name of Subject Company)

PERSEON CORPORATION
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
Warrants to purchase common stock
(Title of Class of Securities)

715270 203
715270 112
(CUSIP Number of Class of Securities)

Clinton E. Carnell Jr.
President
Perseon Corporation
460 West 50 North
Salt Lake City, UT 84101
(801) 972-5555
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Nolan S. Taylor
David Marx
Dorsey & Whitney LLP
136 South Main Street, Suite 1000
Salt Lake City, Utah 84101-1685
(801) 933-7363

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Perseon Corporation, a Delaware corporation ("we," "us," "Perseon" or the "Company"). The address of Perseon's principal executive office is 460 West 50 North, Salt Lake City, Utah 84101. The telephone number of Perseon's principal executive office is (801) 972-5555.

Securities.

        The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates are (i) Perseon's common stock, par value of $0.001 per share (the "Shares") and (ii) warrants to purchase Shares (the "Public Warrants"), which Public Warrants were issued pursuant to the prospectus dated July 29, 2015 (such issuance, the "Public Warrants Offering") and are publicly traded on The Nasdaq Capital Market under the symbol "PRSNW". As of the close of business on November 4, 2015, (i) 9,766,323 Shares were issued and outstanding and (ii) 13,225,000 Public Warrants were issued and outstanding.

        The Offer is being made by Galil only for the Shares and Public Warrants and is not made for any warrants of the Company that are not included in the Public Warrants (these other warrants being referred to collectively as the "Non-Public Warrants"). Pursuant to the Merger Agreement, Galil and Merger Sub will negotiate with each holder of a Non-Public Warrant for the termination of such Non-Public Warrants in exchange for the Non-Public Warrant Consideration provided in the Merger Agreement. A condition to the consummation of the Offer is that the Purchaser shall have entered into agreements with the holders of the Non-Public Warrants to terminate such Non-Public Warrants in exchange for the Non-Public Warrant Consideration.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of Perseon, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Name and Address" in Item 1.

Tender Offer.

        This Schedule 14D-9 relates to the tender offer (the "Offer") by Galil Merger Sub, Inc., a Delaware corporation ("Merger Sub"), to purchase all of the outstanding (i) Shares at a price per Share equal to $1.00 (the "Shares Offer Price") and (ii) Public Warrants at a price per Public Warrant equal to $0.02 (the "Public Warrants Offer Price" and, together with the Shares Offer Price, the "Offer Price").

        The Offer Price will be net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2015 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of Galil Medical Inc., a Delaware corporation ("Galil"), and Galil is a direct wholly owned subsidiary of Galil Medical Ltd. ("Israeli Parent" and, together with Merger Sub and Galil, the "Offeror Group"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Offeror Group with the Securities and Exchange Commission (the "SEC") on November 5, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 26, 2015 (as it may be amended from time to time, the "Merger Agreement"), among Galil, Merger Sub and Perseon. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into Perseon (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transaction"), with Perseon surviving as a wholly owned subsidiary of Galil (the "Surviving Corporation"). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware ("DGCL"), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the "Merger Effective Time") the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger. At the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive $1.00 in cash, without interest, less any applicable withholding taxes, except for (i) Shares then held by Galil, Merger Sub or Perseon or any subsidiary of either Perseon or Galil, all of which will be canceled and retired and will cease to exist, and (ii) Shares that are held by any stockholder of Perseon who properly demands appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger. As a result of the Merger, Perseon will cease to be a publicly traded company.

        If Galil is able to tender for at least 65% of the Public Warrants in the Offer, then prior to the Merger Effective Time Galil intends to cause the warrant agreement with OTC Stock Transfer, Inc., as warrant agent, governing the Public Warrants to be amended to permit the Public Warrants to be cancelled and converted into the right to receive the Public Warrants Offer Price in connection with the Merger.

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on November 5, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time, at the end of the day on December 7, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal executive offices of Galil and Merger Sub are located at 4364 Round Lake Rd W, St. Paul, MN 55112.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transaction, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Perseon, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Perseon or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Galil, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Perseon, Galil and/or Merger Sub.

Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among Perseon, Galil and Merger Sub in relation to the Transaction. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Perseon's stockholders and warrantholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by Perseon to Galil and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among Perseon, Galil and Merger Sub, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Perseon, Galil and Merger Sub, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company's stockholders and warrantholders are not third-party beneficiaries of the Merger Agreement.

        The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        On March 16, 2015, Perseon and Galil entered into a Mutual Confidentiality Agreement (the "Confidentiality Agreement"). Under the Confidentiality Agreement, Galil agreed, among other things, to keep all non-public information concerning Perseon confidential (subject to certain exceptions) and to use such information solely for the purpose of evaluating a possible transaction between Perseon and Galil or one or more of its affiliates.

        The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and its incorporated herein by reference.

Letter of Intent

        On September 28, 2015, Perseon and Galil entered into a Letter of Intent (the "LOI") dated September 26, 2015. Under the LOI, Galil is subject to certain customary "standstill" provisions that prevent Galil from taking certain actions unless requested by Perseon or in connection with the Transaction with Perseon commencing on September 26, 2015 and ending on the earliest to occur of: (a) March 26, 2016, or (b) the date on which Perseon enters into a definitive agreement with respect to, or publicly announces that Perseon plans to enter into, a transaction involving all or a controlling portion of Perseon's equity securities or all or substantially all of Perseon's assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise). Actions prohibited during the standstill period without the prior written approval of the board of directors of Perseon (the "Perseon Board") include: (i) making any statement or proposal to the Perseon Board, any of Perseon's representatives, or any of any of Perseon's stockholders or making any public announcement, proposal or offer with respect to, or otherwise solicit, seek or offer to effect any (A) business combination, consolidation, merger, tender offer or exchange offer, (B) restructuring, recapitalization, liquidation or similar transaction involving Perseon,

(C) acquisition of any of Perseon's loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of Perseon's loans, debt securities, equity securities or assets, or (D) proposal to seek representation on the Perseon Board, (ii) instigating, encouraging or assisting any third party to take any of the foregoing actions, (iii) taking any action that would reasonably be expected to require Perseon to make a public announcement regarding any of the foregoing actions and (iv) offering to acquire, or acquiring any loans, debt securities, equity securities or assets of Perseon, or rights or options to acquire interests in any of Perseon's loans, debt securities, equity securities or assets, voting securities or indebtedness of Perseon or rights or options to acquire interests in any voting securities or indebtedness of Perseon, except that Galil may beneficially own up to 4.99% of each class of Perseon's outstanding loans, debt securities and equity securities and may own an amount in excess of such percentage solely to the extent resulting exclusively from actions taken by Perseon. Under the LOI, Galil agreed, among other things, to keep all non-public information concerning Perseon confidential (subject to certain exceptions) and to use such information solely for the purpose of evaluating a possible transaction between Perseon and Galil or one or more of its affiliates.

        Perseon is also subject to certain exclusivity provisions under the LOI. Perseon agreed that for a period of thirty calendar days from the date of the LOI (the "Exclusivity Period"), neither Perseon nor its officers and directors would, and Perseon would not direct its employees, agents and affiliates to, take any action to encourage, solicit the submission of, or entertain inquiries, proposals, or offers from any person or entity (other than Galil), or otherwise provide confidential information to or engage in discussions with any person or entity (other than Galil), relating to a proposed sale of Perseon. Perseon agreed to terminate any ongoing discussions with third parties and to disclose to Galil the existence of and terms of any inquiries, proposals or offers received from any person or entity during the Exclusivity Period.

        The foregoing summary of the provisions of the LOI does not purport to be complete and is qualified in its entirety by reference to the LOI, a copy of which is filed as Exhibit (e)(3) hereto and its incorporated herein by reference.

Arrangements between Perseon and its Executive Officers, Directors and Affiliates

        Certain of Perseon's executive officers and directors may be deemed to have interests in the Merger that may be different from, or in addition to, those of Perseon's stockholders generally, which may create potential conflicts of interest. The Perseon Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Treatment of Outstanding Shares

        Perseon's directors and executive officers will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 4, 2015, the Company's executive officers and directors owned 218,900 Shares in the aggregate (excluding Options (as defined below) and Public Warrants). If all executive officers and directors were to tender all of their Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the executive officers and the directors would receive an aggregate of approximately $218,900 in cash (less certain applicable taxes).

        The table below sets forth the number of Shares held by the directors and executive officers of the Company as of November 4, 2015, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Director / Executive Officer	Number of Shares Owned	Value of Shares Owned
Steven G. Stewart	27,572	$27,572
Timothy C. McQuay	33,910	$33,910
Damian E. Dupuy, MD	15,505	$15,505
Harold R. Wolcott	1,250	$1,250
William S. Barth	2,000	$2,000
Clinton E. Carnell Jr.	29,000	$29,000
Peter J. Vitulli	58,188	$58,188
Benjamin Beckham	475	$475
Jennifer Hoglin	—	$—
Todd Turnlund	50,000	$50,000
Brian Meltzer, MD	1,000	$1,000

Treatment of Outstanding Public Warrants

        Perseon's directors and executive officers will receive the same cash consideration on the same terms and conditions as the other holders of the Public Warrants. As of November 4, 2015, the Company's executive officers and directors owned 310,000 Public Warrants in the aggregate. If all executive officers and directors were to tender all of their Public Warrants pursuant to the Offer and those Public Warrants were accepted for purchase and purchased by Merger Sub, the executive officers and the directors would receive an aggregate of approximately $6,200 in cash (less certain applicable taxes).

        The table below sets forth the number of Public Warrants held by the directors and executive officers of the Company as of November 4, 2015, and the amount of cash consideration they will receive for those Public Warrants, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of their Public

Warrants for purchase pursuant to the Offer and those Public Warrants were accepted for purchase and purchased by Merger Sub.

Director / Executive Officer	Number of Public Warrants Owned	Value of Public Warrants Owned
Steven G. Stewart	10,000	$200
Timothy C. McQuay	24,000	$480
Damian E. Dupuy, MD	—	$—
Harold R. Wolcott	—	$—
William S. Barth	—	$—
Clinton E. Carnell Jr.	58,000	$1,160
Peter J. Vitulli	116,000	$2,320
Benjamin Beckham	—	$—
Jennifer Hoglin	—	$—
Todd Turnlund	100,000	$2,000
Brian Meltzer, MD	2,000	$40

Treatment of Stock Options

        The Merger Agreement provides that, immediately prior to the Merger Effective Time, each outstanding option to purchase Shares (each, an "Option") shall be cancelled and, in exchange therefor, the surviving corporation shall pay to each former holder of any such cancelled Option as soon as practicable following the Merger Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Shares Offer Price over the exercise price per Share under such Option and (ii) the number of shares subject to such Option; provided, that if the exercise price per share of any such Option is equal to or greater than the Shares Offer Price, such Option shall be canceled without any cash payment being made in respect thereof.

        As of November 4, 2015, the Company's executive officers and directors did not hold any vested or unvested Options with exercise prices below the Shares Offer Price. Accordingly, all Options held by the Company's executive officers and directors will be cancelled.

Employment Agreements

        Perseon is party to employment agreements with its executive officers that provide for the severance payments upon a termination of employment by Perseon without cause or, with respect to all executive officers, for good reason (a "Qualifying Termination"). If an executive officer is terminated during the six-month period following the effective date of a change in control (as well as two months preceding such a change in control for Mr. Carnell), in addition to the severance payments mentioned above, all Options or other equity-based incentive awards granted to the executive officer by Perseon vest immediately and become fully exercisable on the effective date.

        Upon a Qualifying Termination, the executive officer would become entitled to the following severance payments:

Name	Severance Payment
Clinton E. Carnell Jr	Two Years' Base Salary and Pro-Rated Bonus
Benjamin Beckham	Six Months' Base Salary
Jennifer Hoglin	Six Months' Base Salary
Todd Turnlund	Six Months' Base Salary
Brian Meltzer, MD	Six Months' Base Salary

        If Mr. Beckham, Ms. Hoglin, Mr. Turnlund and Mr. Meltzer elect to continue coverage under Perseon's group medical insurance plan pursuant to Sections 601 through 507 of the Employee Retirement Income Security Act of 1974, as amended ("COBRA"), the surviving corporation will pay that portion of the premium that Perseon paid on behalf of such executive and such executive's family members immediately prior to the Qualifying Termination.

        Mr. Carnell is entitled to receive for a period of 12 months, without cost, all benefits provided by certain employee benefits plans to the extent permitted by the plans. To the extent such benefits do not include Mr. Carnell's medical insurance, Perseon must provide Mr. Carnell and his dependents twelve months' coverage of COBRA benefits.

        Mr. Carnell's employment agreement also provides that if any of the payments or benefits to be received under his employment agreement constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and will be subject to the excise tax imposed under Section 4999 of the Code (the "Excise Tax"), Perseon is required to pay to Mr. Carnell an additional amount equal to the sum of the Excise Tax payable by Mr. Carnell, plus the amount necessary to put Mr. Carnell in the same after-tax position as if no Excise Tax had been imposed.

        Mr. Carnell's employment agreement also required Perseon to make an inducement equity award. Pursuant to this provision, Perseon granted Mr. Carnell a non-statutory stock option to purchase 1,400,000 Shares. This stock option will vest immediately upon completion of the Merger but has an exercise price of $4.60 per share.

        For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements with each of the Company's named executive officers in the event of a qualifying termination event, see "—Information Regarding Golden Parachute Compensation". We estimate that the aggregate cash value of the severance payments and benefits described above that would become payable to the executive officers, assuming that the Merger Effective Time occurred on December 31, 2015 and each executive officer experienced a qualifying termination on that date, is $1,231,229.

Director and Officer Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, for six years after the Merger Effective Time, all rights to indemnification existing in favor of the current or former directors, officers and specified agent of the Company as provided in the certificate of incorporation, bylaws and employment agreements of Perseon, as in effect on the date of the Merger Agreement, for acts or omissions occurring prior to the Merger Effective Time shall be assumed and performed by the surviving corporation.

        In addition, for a period of six years after the Merger Effective Time, Galil shall cause to be maintained in effect the Company's current directors' and officers' liability insurance covering each person currently covered by the Company's directors' and officers' liability insurance policy for acts or omissions occurring prior to the Merger Effective Time, provided that Galil may (i) substitute policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Perseon's existing policies as of the date of the Merger Agreement, or (ii) request that Perseon obtain extended reporting period coverage under its existing insurance programs. In no event shall Galil or Perseon be required to pay aggregate premiums for insurance in excess of 300% of the amount of the aggregate premiums paid by Perseon for fiscal year 2015 for such purpose.

Section 16 Matters

        Pursuant to the Merger Agreement, the Perseon Board adopted a resolution so that the disposition of all Company equity securities in the Merger by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16.

Information Regarding Golden Parachute Compensation

        The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of Perseon's named executive officers pursuant to Item 402(m) of Regulation S-K (the "Named Executive Officers"), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The table below assumes that:

  •
  The closing of the Merger, and thus the date of the "change in control" as used below, occurred on December 31, 2015;

  •
  No amount of withholding taxes are applicable to any payments set forth in the table, no payments are delayed for six months to the extent required under Code Section 409A and no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments; and

  •
  The amount of the per Share and per Public Warrant cash consideration payable under the Merger Agreement is $1.00 and $0.02, respectively.

        As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a Named Executive Officer receives may differ materially from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled "—Arrangements between Perseon and its Executive Officers, Directors and Affiliates."

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/Benefits(3) ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Clinton E. Carnell Jr	720,959	—	19,200	—	—	740,159
President and Chief Executive Officer
Harold R. Wolcott	—	—	—	—	—	—
Former President and Chief Executive Officer
William S. Barth	—	—	—	—	—	—
Chief Financial Officer

(1)
As described in more detail above in "—Arrangements between Perseon and its Executive Officers, Directors and Affiliates—Employment Agreements," payments to Mr. Carnell equal $720,959 in cash severance payments, including $700,021 for two years' base salary and a pro-rata bonus payment of $20,938. On August 26, 2015, Mr. Barth resigned as the Chief Financial Officer of Perseon effective as of the earlier of December 31, 2015 or when his successor is identified and appointed. By announcing his retirement, Mr. Barth forfeited any change-of-control benefits he was entitled to under his employment agreement, including his right to receive the "double-trigger" cash severance payment payable upon a Qualifying Termination. Mr. Wolcott resigned as the President and Chief Executive Officer of Perseon in connection with the appointment of Mr. Carnell on November 10, 2014. Accordingly, Mr. Wolcott is not entitled to any "golden parachute" compensation in connection with the Merger.

(2)
As described in more detail above in "—Arrangements between Perseon and its Executive Officers, Directors and Affiliates—Treatment of Stock Options," none of the named executive officers have stock awards for which vesting will be accelerated, in-the-money options for which vesting would be accelerated, or payments in cancellation of stock and option awards.

(3)
As described in more detail above in "—Arrangements between Perseon and its Executive Officers, Directors and Affiliates—Employment Agreements," Mr. Carnell is entitled to receive $19,200 in health insurance benefits.

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

        Pursuant to the terms of the Merger Agreement, Perseon's directors and executive officers will be entitled to certain ongoing indemnification coverage under directors' and officers' liability insurance policies from Galil for a period of time following the Merger Effective Time. Such indemnification and insurance coverage is further described in the section entitled "—Director and Officer Indemnification and Insurance" above.

Board Position

        Following the consummation of the Merger, Mr. Carnell will be appointed to the board of directors of Galil. As of the date of this Schedule 14d-9, Mr. Carnell has not been informed as to any compensation he will receive for his service on the Galil board.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Perseon Board.

        At a meeting held on October 26, 2015, after careful consideration, the Perseon Board, among other things, unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger on the terms and subject to the conditions set forth therein, are advisable, fair to, and in the best interests of, Perseon and Perseon's stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) recommending that Perseon's stockholders tender their Shares in the Offer and, if required, adopt and approve the Merger Agreement and (iv) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.

        The Perseon Board hereby unanimously recommends that Perseon's stockholders tender their Shares in the Offer.

        A copy of a press release issued on October 27, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Perseon Board.

Background of the Offer

        The Perseon Board and Perseon management team regularly review and assess Perseon's business strategies and objectives, and the Perseon Board regularly reviews and discusses Perseon's performance, risks and opportunities, all with the goal of enhancing stockholder value. The Perseon Board and Perseon's management team regularly review and evaluate strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. The Perseon Board and Perseon's management team utilize both internal resources and external advisors in connection with these reviews and evaluations and other matters.

        On May 23, 2013, the Perseon Board met to discuss its current business model, including its ability to support two product lines in the medical device arena. The Perseon Board determined to seek potential strategic transactions relating to its hyperthermia product line, including, but not limited to, collaborative agreements, a sale of assets, distribution arrangements, or other strategic arrangements. The Perseon Board engaged Roth Capital Partners ("Roth") to serve as the Company's financial advisor in its pursuit of such strategic transactions.

        Roth marketed the Company both domestically and in Asia. During the Roth engagement, the Company entertained discussions from one potential buyer of its hyperthermia product line during this time, but this potential buyer determined shortly into its diligence process that it would not pursue the transaction.

        On April 29, 2014, the Company announced that its President and Chief Executive Officer, Mr. Wolcott, would relinquish his positions as President and Chief Executive Officer of the Company upon the Company's hiring of a new President and Chief Executive Officer.

        On October 16, 2014, the Perseon Board met and Mr. Barth explained that the Company's efforts to find a strategic partner through Roth had been completely unsuccessful. Mr. Barth then advised the Perseon Board as to the financial viability of the Company and proposed solutions for enabling the Company to become financially viable. The Perseon Board discussed these proposed solutions and determined that the Company should focus its primary resources on its MicroThermX product line and that it should significantly scale back its hyperthermia operations while continuing to seek a potential acquirer of the hyperthermia assets.

        Soon after the above meeting of the Perseon Board, management of the Company was approached by representatives of Pyrexar Medical Inc. ("Pyrexar") (which included certain former members of the Perseon Board) regarding the possibility of a purchase of the Company's hyperthermia product line.

        On November 10, 2014, the Company named Clint Carnell as President and Chief Executive Officer.

        On January 23, 2015, the Perseon Board met and Mr. Carnell outlined three strategic options for the Company: (i) continuing to build the Company as an integrated medical device developer, manufacturer and marketer, (ii) partnering with others that may serve as distribution partners, or (iii) selling the Company or assets to a strategic or other buyer. The Perseon Board discussed these strategic options and decided to consider them further.

        On February 5, 2015, the Perseon Board met to discuss a potential equity financing through the Maxim Group LLC ("Maxim") and the Company's options with respect to this equity financing. The Perseon Board also discussed pursuing a potential sale of the Company. The Perseon Board discussed whether it was best for the Company's stockholders to pursue the equity financing or sale of the Company. The Perseon Board determined to evaluate and pursue both options.

        On February 27, 2015, the Perseon Board met with representatives from SunTrust Robinson Humphrey, Inc. ("SunTrust Robinson Humphrey") regarding a potential sale or other strategic partnership. The Perseon Board determined to retain SunTrust Robinson Humphrey as its financial advisor in connection with the Perseon Board's consideration of such strategic opportunities.

        On March 10, 2015, the Perseon Board outlined three strategic paths for the Company to pursue: (i) an equity financing led by Maxim, (ii) searching for a strategic buyer for the Company or its assets, and (iii) exploring merger and/or other strategic acquisition opportunities. The Perseon Board with the assistance of SunTrust Robinson Humphrey identified 20 potential merger or acquisition partners and directed SunTrust Robinson Humphrey to contact those partners and report back to the Perseon Board by the end of April 2015. The Perseon Board then discussed the potential equity financing through Maxim and its goal to raise additional capital. The Perseon Board determined to pursue aggressively both the strategic acquisition and equity financing options.

        On March 16, 2015, Perseon and Galil entered into the Confidentiality Agreement.

        On March 31, 2015 the Company filed a Transition Report on Form 10-K for the transition period ended December 31, 2014, in which the Company disclosed that as of December 31, 2014, it had cash and cash equivalents of $5,594,578 and that these resources were not sufficient to fully execute the Company's current strategy through December 31, 2015.

        On April 1, 2015, the price of the Shares fell 2.38% to $4.10 per share (as adjusted to reflect the Reverse Stock Split).

        On April 1, 2015, the Company consummated the sale of its hyperthermia assets to Pyrexar pursuant to an asset purchase agreement. As consideration for the hyperthermia assets, the Company received (i) 19.9% of the Series A Preferred Stock of Pyrexar, (ii) fifteen percent (15%) of the gross revenue Pyrexar receives within 42 months after the April 1, 2015 on the first nine (9) units of any hyperthermia product, excepting service contracts and spare parts, sold to customers in Taiwan and/or Korea, (iii) five percent (5%) of the gross revenue Pyrexar receives within 42 months after April 1, 2015 on any hyperthermia products, excepting service contracts and spare parts, sold to customers in Taiwan and/or Korea in excess of the first nine (9) units of any hyperthermia product sold in Taiwan and/or Korea; and; and (iv) five percent (5%) of the gross revenue Pyrexar receives within 42 months after April 1, 2015 on any hyperthermia products excepting, service contracts and spare parts, sold to customers in any other countries other than Taiwan and/or Korea. On April 2, 2015, the price of the Shares fell 25.0% to $3.00 per share (as adjusted to reflect the Reverse Stock Split).

        In April, 2015, Perseon engaged Latham & Watkins LLP as special legal counsel in connection with its efforts to pursue strategic options. Latham & Watkins LLP advised the Perseon Board on its fiduciary duties in connection with the evaluation and pursuit of strategic options.

        On April 9, 2015, Mr. Carnell met with Mr. Emerson and other members of Galil's management team to discuss a potential transaction between Perseon and Galil. Perseon and Galil agreed to exchange financial models and assess the financial viability of a transaction between the two companies.

        On April 24, 2015, the Perseon Board met and Mr. Carnell reported on the ongoing efforts with potential strategic partners, including presentations given to key decision makers at five potential strategic partners. He reported that SunTrust Robinson Humphrey, as previously directed by the Perseon Board, was working to procure indications of interest by the end of April 2015. Mr. Barth reported on the status of the equity financing with Maxim and that the Company was still vigorously pursuing this financing.

        During the first week of May, 2015, Mr. Carnell and Damian Dupuy (one of Perseon's directors) met with Mr. Emerson and other members of Galil management to discuss the clinical merits of a transaction between Perseon and Galil.

        On May 8, 2015, the Perseon Board held a meeting with representatives of SunTrust Robinson Humphrey present at the request of the Perseon Board to discuss the status of the strategic alternatives. SunTrust Robinson Humphrey informed the Perseon Board that it had received two indications of interest from potential merger candidates, including Galil and "Company A". The Perseon Board directed SunTrust Robinson Humphrey and management to continue discussing and negotiating merger possibilities with Galil and Company A and to seek revised indications of interest. The Perseon Board also discussed potential financing options and directed management to continue pursuing an equity financing through Maxim and potentially a debt financing in order shore up its cash position.

        In order to regain compliance with the listing requirements of The Nasdaq Capital Market, on May 12, 2015, the Company held a special meeting of stockholders at which the stockholders of the Company approved a reverse stock split of the Shares, with the reverse stock split ratio to be selected by the Perseon Board.

        On May 14, 2015, the Company filed its Quarterly Report on a Form 10-Q for the quarter ended March 31, 2015, and disclosed it had cash and cash equivalents of $3,560,193, and that the Company did not have sufficient funds to continue its current operations through December 31, 2015. On May 15, 2015, the price of the Shares fell 6.67% to $2.80 per share (as adjusted to reflect the Reverse Stock Split).

        From May 8, 2015 to May 26, 2015, Perseon management continued discussions with Galil and Company A, which discussions included the possible negotiation of term sheets with both Galil and Company A. Both Galil and Company A made initial proposals to the Company.

        On May 26, 2015, the Perseon Board met to discuss the proposals received by Galil and Company A. At the meeting, SunTrust Robinson Humphrey provided an update of the process so far and indicated that other than Galil and Company A, all buyers contacted by SunTrust Robinson Humphrey on behalf of Perseon regarding a possible strategic transaction with Perseon had declined to move forward at present citing, among other reasons, the lack of maturity in the market for the MicroThermX product line. The Perseon Board directed management to continue negotiating with Galil and Company A. Mr. Barth then updated the Perseon Board on the proposed equity financing with Maxim. The Perseon Board directed management to continue moving forward with the equity financing.

        On June 9, 2015, the Perseon Board met to discuss potential transactions with Galil and Company A. Mr. Carnell explained that both Galil and Company A had decided not to pursue a transaction with the Company due to the Company's weak balance sheet, lack of liquidity and other business reasons.

        Mr. Carnell and Mr. Barth then addressed the Perseon Board regarding a potential debt transaction. The Company's third-party debt advisor, which had been retained by the Company to advise it with respect to debt financing matters, indicated that without a merger on the horizon a debt financing was highly unlikely, or that such a transaction would have to be at very unfavorable terms to the Company and its stockholders. Mr. Barth then updated the Perseon Board as to a potential equity financing with Maxim. He indicated that the Company was seeking to raise approximately $15 million in order to adequately finance its operations. The Perseon Board directed management to continue pursuing this financing.

        On June 23, 2015, the Company amended its Amended and Restated Certificate of Incorporation to effectuate a reverse stock split at a ratio of 1-for-10 (the "Reverse Stock Split").

        On July 16, 2015, the Company filed its Quarterly Report on Form10-Q for the quarter ended June 30, 2015, in which the Company disclosed it had cash and cash equivalents of $865,516 and that it did not have enough funds to continue its current operations through December 31, 2015. On July 17, 2015, the price of the Shares fell 5.56% to $1.70 per share.

        On August 4, 2015, the Company consummated an equity financing raising gross proceeds of $5.2 million, below the $15 million it had hoped to raise. Receipt of these proceeds from this offering temporarily eased the Company's short-term cash needs.

        In August, 2015, the chief executive officer of Galil, Martin Emerson, contacted Mr. Carnell and initiated discussions again regarding a potential acquisition of Perseon by Galil. These discussions continued over the following weeks.

        On September 9, 2015, the Perseon Board discussed the strategic options for the future of the Company. Mr. Carnell briefed the Perseon Board on his discussions with Mr. Emerson. He also explained that he had recently returned from an investor conference and that he had received feedback that it would be very difficult for the Company to raise additional funds through future equity financings. He also provided an update as to SunTrust Robinson Humphrey's efforts to identify potential investors or merger partners for the Company, as well as an update on a potential merger with Galil. The Perseon Board then discussed the Company's cash balance and burn rate, and how long the Company could survive by significantly cutting costs instead of pursuing a merger. Mr. Carnell explained that significantly cutting costs could jeopardize a merger with Galil, because Galil would prefer to purchase a fully staffed operating company. After a lengthy discussion, the Perseon Board determined to continue the business without cutting costs in order to pursue a transaction with Galil, but to prepare a cost-cutting model so that such cuts could be made quickly if a transaction with Galil could not be consummated.

        On September 16, 2015, the Perseon Board met and discussed its strategic options. The Perseon Board discussed at length the Company's cash position and strategic alternatives, including the prospect of pursuing further discussions with Galil. Mr. Carnell explained again that discussions had been rekindled with Galil. The Perseon Board noted that the Company's stockholders would need to receive a sufficient premium to market in a merger and directed management to negotiate with Galil the best price reasonably available to the Company's stockholders. Mr. Carnell explained that Galil was the only bona fide party to express interest in acquiring the Company and that management should seek to keep Galil engaged in negotiations while seeking the best price it can negotiate.

        On September 21, 2015, Mr. Carnell received a written letter of intent from Galil offering $0.85 per Share for 100% of the outstanding Shares and setting forth other terms of the offer. Mr. Carnell and the Perseon Board briefly discussed the offer that evening.

        The evening of September 21, 2015, the Perseon Board met with management and outside counsel, Dorsey & Whitney LLP ("Dorsey") to discuss the terms of a potential transaction with Galil. Mr. Carnell explained that the Company had just received an offer letter from Galil. The Perseon Board discussed the terms in the letter of intent. Galil offered $0.85 per Share (an approximately 57% premium to the then current market price) for 100% of the outstanding Shares and had not addressed the Company's outstanding warrants in the offer. The Perseon Board discussed with Dorsey its fiduciary duties in an "all cash" sale of the Company. The Perseon Board was advised that its fiduciary duty was to obtain the best price reasonably available to the Company's stockholders. The Perseon Board determined to negotiate the best price it could obtain from Galil. The Perseon Board also discussed the Company's outstanding warrants and how such warrants would be treated in a merger. The Perseon Board also discussed Galil's ability to finance the Transaction and the stated conditions to Galil's offer and the related transaction execution risk.

        On September 23, 2015, the Perseon Board met with representatives of SunTrust Robinson Humphrey and Dorsey to discuss further the offer from Galil. The terms of the Galil offer letter were discussed, including the price for the Shares, how to address the Company's outstanding warrants and the structure of the potential merger. Management reminded the Perseon Board that Galil is the only company to express bona fide interest in acquiring 100% of the Company and that despite this fact, Galil's offer was still at a significant premium to the market price of the Shares. Management also reminded the Perseon Board that at the current cash burn rate the Company would run out of cash in the first quarter of 2016, so it was important that the Company move quickly on a transaction. The Perseon Board discussed other terms in the offer letter and the importance of seeking a standstill provision and reducing the exclusivity term if possible. The Perseon Board determined that it was favorably disposed towards the Galil offer but instructed management to gather and analyze additional information and continue negotiating with Galil for a higher price per Share and an offer for the Company's outstanding warrants. The Perseon Board agreed to continue its deliberations.

        On September 24, 2015, the Perseon Board met to continue its deliberations from the previous day. SunTrust Robinson Humphrey reviewed with the Perseon Board the financial terms of the Galil offer letter, including the treatment of the Company's outstanding warrants. The Perseon Board discussed the financial uncertainty facing the Company and the need to pursue available strategic options quickly before the Company's cash was depleted. The Perseon Board, with the assistance of SunTrust Robinson Humphrey, then discussed a counteroffer to Galil in which the Company would propose that Galil raise the price offered per Share and include an offer for the Company's warrants. The Perseon Board instructed management, SunTrust Robinson Humphrey and Dorsey to further negotiate the best price reasonably available to the Company and its stockholders and the best terms, noting that Galil was the only party in substantive discussions with the Company at present and that the Company should not risk losing its only bidder given the Company's financial condition.

        On September 25, 2015, the Perseon Board met to continue deliberations regarding Galil's offer letter. Mr. Carnell reported on ongoing discussions and negotiations with Galil, and SunTrust Robinson Humphrey reported on discussions with Galil's financial advisor. After these discussions, the Perseon Board determined that the Company would counteroffer at a price of $1.00 per Share, an approximately 18% increase to Galil's original offer and a 250% premium to the then current market price. Management expressed its belief that while it was risky to pursue such an increase to the price per Share, management believed that Galil would continue with the negotiations. The Perseon Board also discussed the appropriate offer price for the Company's outstanding warrants. Dorsey then guided the Perseon Board through other items that management and its advisors thought should be included in the counteroffer, including a standstill provision and a reduced exclusivity term. The Perseon Board agreed to pursue this approach. The Perseon Board also expressed its interest in negotiating for a reverse termination fee in either the offer letter or the eventual merger agreement, so that the Company's viability was not threatened even further if a transaction did not occur.

        After the Perseon Board met on September 25, 2015, Dorsey delivered the Company's counteroffer to Fredrikson & Byron, P.A. ("F&B"), Galil's outside counsel. Mr. Carnell also discussed this counteroffer with Mr. Emerson.

        On September 26, 2015, F&B delivered a further revised offer letter to Dorsey, in which Galil agreed to the price of $1.00 per Share. Galil's financial advisor also made clear to Perseon's financial advisor that this price per share was the highest price Galil was willing to pay for the Shares. The revised offer letter also included a price of $0.02 per Public Warrant.

        On September 26, 2015, the Perseon Board met twice to discuss Galil's response to the Company's counteroffer. Representatives from SunTrust Robinson Humphrey reported that Galil accepted all of the Company's terms except the reduced exclusivity provision and reverse termination fee. The representatives noted Galil's financial advisor had indicated that the price of $1.00 per Share was the highest price Galil was willing to pay. The Perseon Board also discussed the offer price of $0.02 per Public Warrant and that this price was a 100% premium to the $0.01 per Public Warrant paid in the August 2015 offering. The Perseon Board discussed Galil's response and the terms of the offer. The Perseon Board reflected on the earlier broad market check processes run by Roth and SunTrust Robinson Humphrey on behalf of the Company and the lack of interest from potential bidders and that Galil was the only party continuing to express bona fide interest in pursuing an acquisition of the Company. The Perseon Board also discussed the Company's serious liquidity problem and the need to move quickly to secure a deal. After this lengthy discussion, the Perseon Board determined to direct management to sign the Galil offer in the form presented and proceed with the Transaction.

        Between September 26 and October 9, 2015, the Company and Galil continued discussions and work related to the Transaction.

        On October 9, 2015, F&B sent to Dorsey an initial draft merger agreement. Dorsey and management sent the initial draft to the Perseon Board for its review.

        Between October 9 and October 14, 2015, management of the Company, with the assistance of the Company's financial and legal advisors reviewed the draft merger agreement and discussed its terms.

        On October 14, 2015, management of the Company, with the assistance of the Company's financial and legal advisors met to discuss the draft merger agreement and points requiring further negotiation, including but not limited to the removal of the financing condition to the Offer, the strengthening of the Perseon Board's ability to accept additional third-party bids subject to certain conditions, and the addition of a reverse termination fee in order to protect the Company in the event the Merger was not consummated.

        On October 16, 2015, the Perseon Board met to discuss the draft merger agreement and the revised draft of the merger agreement that it proposed to send to Galil. Dorsey provided a detailed review of the terms of the draft merger agreement and suggested revisions. The Perseon Board discussed and deliberated on the terms of the draft merger agreement. The Perseon Board emphasized the importance of negotiating aggressively in order to protect the interests of its stockholders while also keeping negotiations with Galil progressing.

        On October 16, 2015, Dorsey distributed a revised draft of the merger agreement to F&B reflecting the revisions and comments proposed by the Perseon Board and management.

        On October 19, 2015, Galil informed the Company that under no circumstances would it agree to a merger agreement without a financing condition and with a reverse termination fee. The Perseon Board met with management, and financial and legal advisors to discuss how best to respond to Galil in order to pursue the best interests of the Company's stockholders in light of the financial condition of the Company. The Perseon Board then met with Mr. Emerson, in order to express its concerns about the financing condition, Galil's ability to raise needed financing, and the lack of a reverse termination fee, especially concerning what could happen to the Company in the event the Merger is not consummated. Mr. Emerson described Galil's view regarding raising the financing and expressed again Galil's insistence on a financing condition and no reverse termination fee, but agreed to relay the Perseon Board's concerns to the Galil board of directors and principal investors. He again reiterated that the removal of the financing condition was a non-starter, but agreed to discuss the reverse termination fee with the Galil board of directors and principal investors.

        On October 20, 2015, Mr. Emerson communicated to Mr. Carnell that Galil's board of directors would entertain a reverse termination fee but only up to $250,000 and only on certain conditions. F&B subsequently sent an updated draft of the merger agreement to Dorsey reflecting these terms.

        Also on October 20, 2015, the Perseon Board met with management and the Company's financial and legal advisors present at the request of the Perseon Board, to discuss these developments and its response to Galil. In addition, representatives of SunTrust Robinson Humphrey reviewed and discussed with the Perseon Board its preliminary financial analysis with respect to the Company and the Transaction.

        On October 23, 2015, Dorsey delivered a revised merger agreement to F&B reflecting the comments from the Perseon Board.

        On October 26, 2015, F&B delivered a revised merger agreement to Dorsey reflecting additional negotiations between Perseon and Galil. The Perseon Board then met with management, representatives from SunTrust Robinson Humphrey and representatives from Dorsey present at the request of the Perseon Board. Mr. Carnell and Dorsey updated the Board as to discussions with Galil and F&B and the status of the negotiations, outstanding issues, and the terms of the draft merger agreement, as negotiated. Then, at the request of the Perseon Board, representatives of SunTrust Robinson Humphrey reviewed and discussed SunTrust Robinson Humphrey's financial analyses with respect to Perseon and the Transaction. Thereafter, at the request of the Perseon Board, SunTrust Robinson Humphrey rendered its oral opinion to the Perseon Board (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey's written opinion dated October 26, 2015) as to, and as of October 26, 2015, the fairness, from a financial point of view, to the Perseon Stockholders of the Shares Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement. Following these discussions, the Perseon Board determined that the proposed transaction with Galil and Merger Sub was advisable and fair to, and in the best interests of, Perseon and Perseon's stockholders, and unanimously voted to approve the Merger Agreement and recommend that Perseon's stockholders tender their Shares into the Offer.

        On October 26, 2015, the parties executed the Merger Agreement.

        On October 27, 2015, the Company filed its Quarterly Report on a Form 10-Q for the quarter ended September 30, 2015, and disclosed it had cash and cash equivalents of $3,026,606.

        On October 27, 2015, Galil and Perseon issued a joint press release announcing the execution of the Merger Agreement.

        As of October 31, 2015, the Company reassessed its cash position and determined it had approximately $1.3 million in cash and cash equivalents.

        On November 5, 2015, Merger Sub commenced the Offer.

Reasons for the Recommendation of the Perseon Board of Directors

        The Perseon Board carefully considered the Transaction, consulted with Perseon's management and legal and financial advisors, and took into account numerous factors, including, but not limited to, the factors listed below. The Perseon Board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Perseon and Perseon's stockholders and recommends that Perseon's stockholders and holders of the Public Warrants tender their Shares and Public Warrants, in the Offer, for the following reasons.

1.
Substantial and Immediate Cash Value

        The Perseon Board unanimously determined, in consultation with Perseon's management, legal and financial advisors, that the Offer Price in cash offered immediate and certain value and was advisable and fair to, and in the best interests of, Perseon and Perseon's stockholders.

2.
Perseon's Financial Condition

        In determining that the Offer Price is fair to Perseon's stockholders, the Perseon Board also took into account Perseon's recent financial performance, cash position, burn rate, future prospects and general business, industry and economic conditions.

        The Perseon Board also considered Perseon's liquidity and ability to fund its operations. Management advised the Perseon Board that as of September 30, 2015, Perseon had cash and cash equivalents of $3,026,606, and total current assets of $4,728,975. This includes the proceeds from the August 2015 follow-on public offering in which Perseon raised $4,304,029 after expenses. As of October 31, 2015, the Company had cash and cash equivalents of approximately $1.3 million. Notwithstanding any cost cutting measures by Perseon, if the Merger is not consummated, we may not be able to continue operations. Further, the Company's financial advisors have advised that it would be very difficult for the Company to raise additional funds through future equity financings, at least not on terms favorable to the Company and its stockholders.

        The Perseon Board considered the possibility and potential benefits to Perseon's stockholders of continuing to pursue its current business plan as a standalone public company, the timing and the likelihood of accomplishing the goals of such alternative, and Perseon's assessment that this alternative was not reasonably likely to present opportunities for creating greater value for Perseon's stockholders, taking into account risks of execution as well as business, competitive, industry, liquidity and market risks. In particular, the Perseon Board considered the Company's liquidity condition described above, as well as the inability of the Company to raise additional funds through the capital markets on acceptable terms.

        Due to the financial realities discussed above, the Perseon Board determined the Merger to be in the best interest of Perseon's stockholders.

3.
Significant Premium to Market Price of Shares

        The Perseon Board noted that the Shares Offer Price of $1.00 per Share in cash represented an approximate 270% premium over the closing price of the Shares on October 26, 2015, the last trading day prior to the public announcement of the execution of the Merger Agreement, and an approximate 175% premium over Perseon's 30-trading day average share price as of such date. The Perseon Board believes the Shares Offer Price is the best price reasonably available to Perseon's stockholders.

4.
Fairness to Warrantholders

        The Perseon Board noted that the Public Warrants Offer Price of $0.02 per Public Warrant in cash represented a 100% premium over the price paid for the Public Warrants in the Public Warrants Offering. While the Public Warrants have traded on The Nasdaq Capital Market at an amount greater than the Public Warrants Offer Price since the Public Warrants Offering, the Perseon Board determined on the advice of its financial advisors that the vast majority of the Public Warrants are still held by the purchasers in the Public Warrants Offering, resulting in a substantial gain to the holders of the Public Warrants. Moreover, given Perseon's financial condition, the Perseon Board determined that the Public Warrants Offer Price is a significant benefit to the holders of the Public Warrants when compared to what such holders would receive if Perseon ceased operations.

5.
Review of Potential Strategic Alternatives

        The Perseon Board considered its ongoing evaluation of strategic alternatives available to Perseon for maximizing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives. Given Perseon's financial condition, it is the Perseon Board's belief that the Transaction offers the best price reasonably available to Perseon's stockholders. No other bona fide interested bidder has offered an alternative transaction for Stockholders.

6.
Opinion of Perseon's Financial Advisor

        The Perseon Board considered the financial analyses reviewed and discussed with the Perseon Board by representatives of SunTrust Robinson Humphrey, as well as the oral opinion of SunTrust Robinson Humphrey rendered to the Perseon Board on October 26, 2015 (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey's written opinion dated October 26, 2015) as to, and as of October 26, 2015, the fairness, from a financial point of view, to Perseon's stockholders of the Shares Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement. See "Item 4. The Solicitation or Recommendation—Opinion of Perseon's Financial Advisor."

7.
Ability to Accept Superior Proposal

        The Merger Agreement allows Perseon, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Offer acceptance time, and the Perseon Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $424,000 and reimbursement of Galil's expenses up to $250,000.

8.
Transaction Structure

        The Transaction is structured as a tender offer followed by a second-step merger under Section 251(h) of the DGCL. The Merger Agreement requires Merger Sub, if all conditions to closing are satisfied, including if (i) it acquires a number of Shares in the Offer that, when added to the number of Shares then owned by the Offeror Group represents at least a majority of the Shares then outstanding and (ii) it acquires a number of Public Warrants in the Offer that, when added to the number of Public Warrants then owned by the Offeror Group represents at least 65% of the Public Warrants then outstanding, to then conduct a second-step merger under Section 251(h) of the DGCL in which holders who do not tender their Shares in the Offer will receive cash consideration equal to the Shares Offer Price. The Merger Agreement contains limited rights to terminate the Offer and generally requires Merger Sub to extend the Offer beyond the initial expiration date (subject to the outside date for the Offer) if the conditions to Merger Sub's obligations to close the Offer are not satisfied as of such date. Consequently, the Transaction structure potentially enables the stockholders to receive the Shares Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transaction), followed as soon as practicable thereafter by the Merger in which stockholders who do not tender their Shares in the Offer will receive the same Shares Offer Price (subject to such stockholders' appraisal rights under the DGCL). Because the second-step merger will be conducted under Section 251(h) of the DGCL, no stockholder vote is required to consummate the Merger.

9.
Appraisal Rights

        Statutory appraisal rights are available under Delaware law in the Merger for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

        The Perseon Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.
No Stockholder Participation in Future Growth or Earnings

        The nature of the Transaction as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of Perseon and benefiting from any appreciation in the value of Perseon or the Successor Entity.

2.
Taxable Consideration

        The all-cash consideration in the Transaction generally would be taxable to the holders of Shares and Public Warrants.

3.
Effects of Failure to Complete the Transaction

        There will be risks and costs to Perseon if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of Perseon, employee attrition, the effect on Perseon's relationships with employees, consultants, suppliers, customers, landlords and sourcing agents and others that do business with Perseon, transaction costs, and the operational restrictions imposed on Perseon pursuant to the Merger Agreement between signing and closing. In addition, to preserve value in the Merger for stockholders and as required by Galil, Perseon has foregone certain cost-cutting measures that would have reduced Perseon's cash burn rate, resulting in less cash to fund future operations.

4.
Potential Conflicts of Interest

        As a result of the terms of their retention and severance agreements (or employment agreements, as applicable), as well as Galil's decision to appoint Mr. Carnell as a director of Galil, certain of Perseon's executive officers may receive other payments in connection with or following the Transaction. See "Arrangements between Perseon and its Executive Officers, Directors and Affiliates."

5.
Termination Fee and Expense Reimbursement

        The Merger Agreement provides for a termination fee of $424,000 payable to Galil plus reimbursement of expenses of up to $250,000 that would become payable by Perseon under certain circumstances, including if Perseon terminates the Merger Agreement to accept a superior proposal. In addition, the parties have agreed that in the event the Merger Agreement is terminated by Galil due to Perseon's breach or failure to perform any of its representations, warranties, covenants or agreements under circumstances in which the termination fee is not then payable, Perseon will reimburse Galil for up to $250,000 of Galil's expenses.

6.
No Solicitation

        The Merger Agreement restricts Perseon's ability to solicit competing proposals, subject to certain exceptions, to allow the Perseon Board to exercise its fiduciary duties. However, the Perseon Board concluded that the risks and other potentially negative factors associated with this non-solicitation covenant were outweighed by the potential benefits of the Transaction.

7.
Financing Condition

        The consummation of the Transaction is subject to a financing condition pursuant to which Galil must raise at least $24 million to (i) tender for the Shares, (ii) pay associated expenses, and (iii) provide the Successor Entity with a stable balance sheet. Such a financing condition presents a barrier to the consummation of the Transaction, and failure to meet the financing condition may not be known until such time as the Transaction is ready to be consummated. At such time, Perseon would be in an even worse financial state than it is now and may not be able to recover financially. While under certain circumstances Galil may be required to pay Perseon a reverse termination fee of $250,000 if the financing condition is not satisfied, this reverse termination fee would likely not be sufficient to enable Perseon to continue its operations.

        The foregoing discussion of the information and factors considered by the Perseon Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Perseon Board in reaching its recommendation. The members of the Perseon Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Perseon and considered the advice of Perseon's financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Perseon Board considered, the Perseon Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Perseon Board was made after considering the totality of the information and factors involved. In addition, individual members of the Perseon Board may have given different weight to different factors. In light of the factors described above, the Perseon Board unanimously determined that the Offer is advisable, fair to and in the best interest of Perseon and holders of Shares, and unanimously recommends that the holders of Shares accept the Offer and tender their Shares to Merger Sub in the Offer.

Executive Officer and Director Arrangements Following the Merger

        As of the date of this Schedule 14D-9, Mr. Carnell has agreed to become a director of Galil. Otherwise, none of Perseon's current directors or executive officers have entered into any agreements or arrangements with Galil, Merger Sub, or their respective affiliates regarding continued service with Galil, the Successor Entity, or their respective affiliates after the Merger Effective Time. It is possible that Galil, the Successor Entity, or their respective affiliates may enter into employment or other arrangements with Perseon's management in the future.

Opinion of Perseon's Financial Advisor

        On October 26, 2015, SunTrust Robinson Humphrey rendered its oral opinion to the Perseon Board (which was subsequently confirmed in writing by delivery of SunTrust Robinson Humphrey's written opinion dated the same date) as to, and as of October 26, 2015, the fairness, from a financial point of view, to the holders of the Shares of the Shares Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement.

        SunTrust Robinson Humphrey's opinion was directed to the Perseon Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of the Shares of the Shares Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction. The summary of SunTrust Robinson Humphrey's opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SunTrust Robinson Humphrey in preparing its opinion. However, neither SunTrust Robinson Humphrey's written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 is intended to be, and they do not constitute, advice or a recommendation to any holder of the Shares as to how such holder should vote or act with respect to any matter relating to the Transaction.

        In connection with its opinion, SunTrust Robinson Humphrey conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, SunTrust Robinson Humphrey reviewed:

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  an execution copy, received by SunTrust Robinson Humphrey on October 26, 2015, of the Merger Agreement;

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  certain publicly available business and financial information relating to Perseon;

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  certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of Perseon made available to SunTrust Robinson Humphrey by Perseon, including financial projections with respect to future financial performance of Perseon for the 6 years ending December 31, 2020, prepared by management of Perseon (the "Projections"), which Projections were prepared under the assumption that Perseon would have sufficient capital to operate on a standalone basis in accordance with its business plan;

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  the financial and operating performance of Perseon as compared to that of other companies with publicly traded equity securities that SunTrust Robinson Humphrey deemed relevant; and

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  the publicly available financial terms of certain transactions that SunTrust Robinson Humphrey deemed relevant.

        SunTrust Robinson Humphrey also had discussions with certain members of the senior management of Perseon and with certain of Perseon's representatives and advisors regarding the business, financial condition, results of operations, and prospects of Perseon and the Transaction and undertook such other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

        SunTrust Robinson Humphrey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. SunTrust Robinson Humphrey's role in reviewing such data, material and other information was limited solely to performing such review as it deemed necessary and appropriate to support its opinion, and such review was not conducted on behalf of Perseon or any other person. Management of Perseon advised SunTrust Robinson Humphrey that (i) Perseon would require substantial additional capital to operate on a standalone basis in accordance with the Perseon business plan underlying the Projections, (ii) on September 14, 2015, Perseon received notice from Nasdaq that the bid price of the Shares for the last 30 consecutive trading days had closed below the minimum $1.00 per share required for continued listing, and (iii) any delisting of the Shares from Nasdaq would likely have a negative effect on the price of the Shares. In addition, management of Perseon advised SunTrust Robinson Humphrey, and

SunTrust Robinson Humphrey assumed, that the Projections had been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of management of Perseon with respect to the future financial performance of Perseon assuming that Perseon would have sufficient capital to operate on a standalone basis in accordance with its business plan, and SunTrust Robinson Humphrey expressed no opinion with respect to such Projections or the assumptions on which they were based. In addition, SunTrust Robinson Humphrey assumed, at the direction of Perseon management, that the shares of preferred stock of Pyrexar Medical Inc. held by Perseon had no value and that all outstanding warrants not included in the Public Warrants would be terminated in exchange for the consideration disclosed in the Merger Agreement. SunTrust Robinson Humphrey further relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Perseon since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to SunTrust Robinson Humphrey except for such changes as would not be material to its analyses or opinion, and that there was no information or any facts that would make any of the information discussed with or reviewed by SunTrust Robinson Humphrey incomplete or misleading.

        SunTrust Robinson Humphrey also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Merger Agreement were true and correct; (b) each party to the Merger Agreement would fully and timely perform all of the covenants and agreements required to be performed by such party under the Merger Agreement; (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof; and (d) the Transaction would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement therein and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Perseon or the expected benefits of the Transaction. In addition, SunTrust Robinson Humphrey also assumed that the Merger Agreement, when executed by the parties thereto, would conform to the copy reviewed by SunTrust Robinson Humphrey in all respects material to its analysis and opinion.

        Furthermore, in connection with its opinion, SunTrust Robinson Humphrey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Perseon or any other party, nor was SunTrust Robinson Humphrey provided with any such appraisal or evaluation. SunTrust Robinson Humphrey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Perseon was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Perseon was or may have been a party or was or may have been subject.

        SunTrust Robinson Humphrey's opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to SunTrust Robinson Humphrey as of, the date of its opinion. SunTrust Robinson Humphrey has no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that becomes available after the date of its opinion.

        SunTrust Robinson Humphrey's opinion only addressed the fairness, from a financial point of view, to the holders of the Shares of the Shares Offer Price to be received by such holders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. SunTrust Robinson Humphrey was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Perseon, its security holders or any other party to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of, the Transaction or otherwise; (iii) the fairness of the Public Warrants Offer Price or the consideration to be received by holders of the non-public warrants, whether relative to the Shares Offer Price or otherwise; (iv) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Perseon, or to any other party, except if and only to the extent expressly set forth in the last paragraph of the opinion; (v) the relative merits of the Transaction as compared to any alternative business strategies that might exist for Perseon or any other party or the effect of any other transaction in which Perseon or any other party might engage; (vi) the fairness of any portion or aspect of the Transaction to any one class or group of Perseon's or any other party's security holders or other constituents vis-à-vis any other class or group of Perseon's or such other party's security holders or other constituents (including, without limitation, the fairness of the Public Warrants Offer Price or the consideration to be received by the holders of Perseon's non-public warrants to the holders of the Warrants vis-à-vis the Shares Offer Price to be received by holders of the Shares) or the fairness of the allocation of any consideration amongst or within classes or groups of security holders or other constituents; (vii) whether or not Perseon, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; (viii) the solvency, creditworthiness or fair value of Perseon or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Shares Offer Price or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. SunTrust Robinson Humphrey assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, SunTrust Robinson Humphrey relied, with the consent of the Perseon Board, on the assessments by the Perseon Board, Perseon and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to Perseon and the Transaction.

        SunTrust Robinson Humphrey's opinion was furnished for the information of the Perseon Board (in its capacity as such) in connection with its consideration of the Transaction. The opinion should not be construed as creating any fiduciary duty on the part of SunTrust Robinson Humphrey to any party, and was not intended to be, and did not constitute, advice or a recommendation to any holder of the Shares as to how such holder should vote or act with respect to any matter relating to the proposed Transaction or otherwise.

        In preparing its opinion to the Perseon Board, SunTrust Robinson Humphrey performed a variety of analyses, including those described below. The summary of SunTrust Robinson Humphrey's financial analyses is not a complete description of the analyses underlying SunTrust Robinson Humphrey's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither SunTrust Robinson Humphrey's opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. SunTrust Robinson Humphrey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, SunTrust Robinson Humphrey believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In performing its analyses, SunTrust Robinson Humphrey considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in SunTrust Robinson Humphrey's analyses for comparative purposes is identical to Perseon or the proposed Transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, SunTrust Robinson Humphrey did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges per share and implied enterprise value multiples indicated by SunTrust Robinson Humphrey's analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Perseon's control and the control of SunTrust Robinson Humphrey. Much of the information used in, and accordingly the results of, SunTrust Robinson Humphrey's analyses are inherently subject to substantial uncertainty.

        SunTrust Robinson Humphrey's opinion and analyses were provided to the Perseon Board in connection with its consideration of the proposed Transaction and were among many factors considered by the Perseon Board in evaluating the proposed Transaction. Neither SunTrust Robinson Humphrey's opinion nor its analyses were determinative of the Shares Offer Price or of the views of the Perseon Board with respect to the proposed Transaction.

        The following is a summary of the material financial analyses performed in connection with SunTrust Robinson Humphrey's opinion rendered to the Perseon Board on October 26, 2015. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of SunTrust Robinson Humphrey's analyses.

        For purposes of its analyses, SunTrust Robinson Humphrey reviewed a number of financial metrics including:

  •
  Enterprise Value—generally the value as of a specified date of the relevant company's outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

        Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of October 23, 2015. Estimates of financial performance for Perseon for the calendar years ending December 31, 2015 through December 31, 2020 were based on financial projections provided by Perseon management. Estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

  Selected Companies Analysis

        SunTrust Robinson Humphrey considered certain financial data for Perseon and selected companies with publicly traded equity securities SunTrust Robinson Humphrey deemed relevant. The selected companies were selected because they were deemed to be similar to Perseon in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration.

        The financial data reviewed included:

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  Enterprise Value as a multiple of revenue for the trailing twelve months, which is referred to as "TTM Revenue"; and

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  Enterprise Value as a multiple of estimated revenue for fiscal year 2015, which is referred to as "2015E Revenue."

        The selected companies with publicly traded equity securities and resulting multiples were:

  Accuray Incorporated
  AngioDynamics Inc.
  Bovie Medical Corporation
  CONMED Corporation
  Cynosure, Inc.
  Integra LifeSciences Holdings Corporation
  IRIDEX Corporation
  Misonix, Inc.
  Varian Medical Systems, Inc.

	EV/TTM Revenue	EV/FY 2015E Revenue
Mean	2.1x	2.0x
Median	1.9x	1.8x

        Taking into account the results of the selected companies analysis, SunTrust Robinson Humphrey applied a multiple range of 1.8x to 2.0x to Perseon's TTM Revenue and a multiple range of 1.7x to 1.9x to Perseon's 2015E Revenue, which resulted in implied valuation reference ranges of $0.72 to $0.79 and $0.65 to $0.72, respectively, per Share, as compared to the proposed Shares Offer Price of $1.00 per Share in the Transaction.

  Selected Transactions Analysis

        SunTrust Robinson Humphrey also considered the financial terms of certain business combinations and other transactions SunTrust Robinson Humphrey deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to Perseon in one or more respects, including the nature of their business, size, diversification, distribution platform, financial performance and geographic concentration. The financial data reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of the target company's TTM Revenue. The selected transactions and resulting multiples were:

Date Announced	Acquiror	Target
09/02/2015	Valeant Pharmaceuticals International, Inc.	Synergetics USA, Inc.
07/13/2015	Valeant Pharmaceuticals International, Inc.	Unilens Vision Inc.
12/22/2014	Vision-Sciences Inc.	Cogentix Medical, Inc.
09/25/2014	Laboratory Corp. of America Holdings	LipoScience, Inc.
06/25/2014	Owens & Minor Inc.	Medical Action Industries, Inc.
12/31/2013	Stryker Corporation	Patient Safety Technologies, Inc.
12/16/2013	Valeant Pharmaceuticals International, Inc.	Solta Medical, Inc.
09/04/2013	CR Bard Inc.	Rochester Medical Corporation
05/13/2013	Juniper Investment Company, LLC	Theragenics Corp.
03/18/2013	Cynosure, Inc.	Palomar Medical Technologies Inc.

EV/TTM Revenue
Mean	2.4x
Median	2.5x

        Taking into account the results of the selected transactions analysis, SunTrust Robinson Humphrey applied a multiple range of 2.25x to 2.75x to Perseon's TTM Revenue, which resulted in an implied valuation reference range of $0.88 to $1.02 per Share, as compared to the proposed Shares Offer Price of $1.00 per Share in the Transaction.

  Discounted Cash Flow Analysis

        SunTrust Robinson Humphrey also performed a discounted cash flow analysis of Perseon using the Projections. In performing this analysis, SunTrust Robinson Humphrey applied discount rates ranging from 18.0% to 20.0% and perpetuity growth rates ranging from 2.0% to 3.0%. This analysis resulted in an implied valuation reference range of $0.79 to $0.88 per Share as compared to the proposed Shares Offer Price of $1.00 per Share in the Transaction.

  Other Matters

        Perseon retained SunTrust Robinson Humphrey as its exclusive financial advisor in connection with the proposed Transaction based on SunTrust Robinson Humphrey's qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm. For its services as financial advisor to the Perseon Board, SunTrust Robinson Humphrey will receive a transaction fee of $1,000,000 contingent upon completion of the Offer. Upon the rendering of its opinion to the Perseon Board, SunTrust Robinson Humphrey became entitled to receive a fee of $250,000. In addition, Perseon has agreed to indemnify SunTrust Robinson Humphrey and certain related parties for certain liabilities and other items arising out of or related to its engagement.

        SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have in the past provided, and may in the future provide, investment banking and other financial services to Perseon, Galil and certain of their affiliates for which it has received and would expect to receive, compensation. SunTrust Robinson Humphrey is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, SunTrust Robinson Humphrey and its affiliates may acquire, hold or sell, for its and its affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Perseon, Galil, their affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. In addition, SunTrust Robinson Humphrey and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with Perseon, Galil, and their affiliates.

Certain Perseon Projections

Important Information Concerning the Perseon Management Projections

        Perseon does not, as a matter of course, publicly disclose long-term projections or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

        However, in connection with the Perseon Board's evaluation of the Transaction, the Company's management and consultants (not including SunTrust Robinson Humphrey) prepared the Projections. The Company's management provided the Projections to the Perseon Board for purposes of considering and evaluating Galil's acquisition proposal, and to SunTrust Robinson Humphrey in connection with the rendering of its opinion to the Perseon Board and in performing its related financial analyses, as described above under the heading "—Opinion of the Company's Financial Advisor."

	Perseon Corporation Fiscal Years Ended December 31st (in 000s)
	2015	2016	2017	2018	2019	2020
Revenue	$3,450	$6,950	$7,613	$8,360	$9,125	$10,039
Costs and expenses	$14,326	$6,623	$7,070	$7,522	$7,949	$8,428
Operating income (loss)	$(10,876)	$327	$542	$838	$1,175	$1,611
Capital expenditures	$425	$100	$100	$100	$100	$100

Additional Information Concerning the Projections

        The summary of the Projections is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain financial projections that were made available to the Perseon Board and SunTrust Robinson Humphrey and is not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Projections are forward-looking statements. All of the Projections summarized in this section were prepared by the Company's management or consultants assisting management.

        No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The Tanner & Co. reports included in the Company's Transition Report on Form 10-K for the transition period ended December 31, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company's internal controls over financial reporting. Such reports do not extend to the Projections and should not be read to do so.

        By including the Projections in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Projections or the ultimate performance of the Company, Galil, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections. The Company has made no representation to Gail or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections.

        The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Transaction is completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

        In particular, the Projections, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Projections cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Projections not being achieved include, but are not limited to, the risk factors described in the Company's SEC filings, including the

Company's Transition Report on Form 10-K for the transition period ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and described under the section below entitled "Forward-Looking Statements." The Projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Projections is not fact and should not be relied upon as being necessarily indicative of actual future results.

        The Projections were developed for the Company on a standalone basis without giving effect to the Transaction, and therefore the Projections do not give effect to the Offer, the Merger or any changes to the Company's operations or strategy that may be implemented after the consummation of the Transaction, including potential cost synergies to be realized as a result of the Transaction, or to any costs incurred in connection with the Transaction. Furthermore, the Projections do not take into account the effect of any failure of the Transaction to be completed and should not be viewed as accurate or continuing in that context.

        The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared, except as noted above. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

        In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Intent to Tender.

        On August 4, 2015, Perseon closed a follow-on offering of Shares and Public Warrants in which, at the advice of Maxim, certain executive officers and directors purchased Shares and Public Warrants through a directed share program. These executive officers and directors have been advised by Dorsey that a tender of their Shares and Public Warrants could result in short-swing liability under Section 16 of the Exchange Act. These executive officers and directors support the Transaction but are unable to tender in the Offer. However, to the extent Galil is unable to acquire a majority of the outstanding Shares or 65% of the Public Warrants, such executive officers or directors would tender their Shares or Public Warrants and disgorge the short-swing penalty to Perseon.

        To the knowledge of Perseon, other than the executive officers and directors described in the paragraph above, each executive officer and director of Perseon currently intends to tender in the Offer all Shares and Public Warrants held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Pursuant to its engagement by Perseon, SunTrust Robinson Humphrey is entitled to an aggregate fee of $1,250,000 for its services, $75,000 of which became payable upon the execution of SunTrust Robinson Humphrey's engagement letter, $250,000 of which became payable upon the delivery of SunTrust Robinson Humphrey's opinion, and the balance of which will become payable upon the closing of the Merger. Perseon has also agreed to reimburse SunTrust Robinson Humphrey for certain expenses and to indemnify SunTrust Robinson Humphrey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to SunTrust Robinson Humphrey's engagement.

        Neither Perseon nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Perseon's security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to Shares or Warrants have been effected by Perseon or, to the knowledge of Perseon after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Perseon is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  •
  any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Perseon Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information to be Furnished.

        The information set forth under "Item 3. Past Contacts, Transaction, Negotiations and Agreements—Arrangements between Perseon and its Executive Officers, Directors and Affiliates" is incorporated herein by reference.

Appraisal Rights.

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the "fair value" of their Shares in accordance with Section 262 of the DGCL. Holders of Warrants are not entitled to appraisal rights in connection with the Offer of the Merger.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Shares Offer Price, subject to the terms and conditions of the Merger Agreement.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Shares Offer Price.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Merger Effective Time, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be December 9, 2015 (unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was November 5, 2015), deliver to Perseon at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform Perseon of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such Shares in the Offer; and

  •
  continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

Written Demand by the Holder

        All written demands for appraisal should be addressed to:

  Perseon Corporation
  460 West 50 North
  Salt Lake City, Utah 84101
  (801) 972-5555
  Attention: Secretary

        The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder's name appears on the records of Perseon or its transfer agent). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Merger Effective Time, but not thereafter, the surviving corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that Perseon will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received, and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the surviving corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Shares Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Transaction, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although Perseon believes that the Shares Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Galil nor Perseon anticipates offering more than the Shares Offer Price to any stockholder exercising appraisal rights, and Galil and Perseon reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Shares Offer Price or the merger consideration.

        Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the surviving corporation of the certificate(s) representing such stock. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.

        At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of Perseon. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Shares Offer Price. Inasmuch as Perseon has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Perseon a written withdrawal of its demand for appraisal and acceptance of the Shares Offer Price, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of Perseon and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Shares Offer Price for each Share.

        The foregoing summary of the rights of Perseon's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Perseon desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

        As a Delaware corporation, Perseon is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Perseon Board has exempted Perseon from any other "fair price," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

        The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Galil or any of its affiliates and Perseon, each of Galil and Perseon will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Galil might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Galil might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Galil may not be obligated to accept for payment or pay for any tendered Shares.

Stockholder Approval of the Merger Not Required.

        Merger Sub has not at any time during the last three years been an "interested stockholder" of Perseon as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger.

Annual and Quarterly Reports.

        For additional information regarding the business and the financial results of Perseon, please see Perseon's Transition Report on Form 10-K for the transition period ended December 31, 2014 and Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2015.

Forward-Looking Statements.

        This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements regarding, among other things, statements related to expectations, goals, plans, objectives and future events. In some cases, forward-looking statements can be identified by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "contemplate," "target" or "believe" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. Various factors could adversely affect Perseon's operations, business or financial results in the future and cause its actual results to differ materially from those contained in the forward-looking statements. The forward-looking statements contained herein include assumptions about Perseon's operations, and certain plans, activities or events which Perseon expects will or may occur in the future. Risks and uncertainties related to the proposed transactions include, among others: (1) uncertainties as to how many stockholders will tender their Shares in the Offer, (2) uncertainties as to how many holders of Public Warrants will tender their Public Warrants in the Offer, (3) the possibility that competing offers will be made, (4) the ability to obtain requisite regulatory approvals required to complete the proposed transactions, (5) the satisfaction of the conditions to the consummation of the proposed transactions, including but not limited to the financing condition, (6) the timing of the completion of the proposed transactions and (7) the potential impact of the announcement or consummation of the proposed transactions on Perseon's relationships, including with employees, consultants, suppliers, customers, landlords and sourcing agents. Please also refer to those factors discussed in detail in the "Risk Factors" sections contained in Perseon's Transition Report on Form 10-K for the transition period from September 1, 2014 to December 31, 2014 filed with the SEC on March 31, 2015 and in Perseon's subsequently filed Quarterly Reports on Form 10-Q. Given these uncertainties, undue reliance should not be placed on these forward-looking statements and we caution investors that any forward-looking statements made by us are not guarantees of future performance or events. There can be no assurance that the tender offer, merger or any other transaction will be consummated. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of Perseon. All forward-looking statements are as of the date of this communication only. However, Perseon will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with Perseon's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.    Material to be Filed as Exhibits.

        The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated November 5, 2015. Incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Galil Medical Ltd., Galil Medical Inc., and Galil Merger Sub, Inc. on November 5, 2015 (the "Schedule TO").
(a)(1)(B)	Form of Letter of Transmittal. Incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO.
(a)(1)(C)	Form of Notice of Guaranteed Delivery. Incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO.
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 5, 2015. Incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO.
(a)(1)(G)	Press Release dated October 27, 2015. Incorporated by reference to Exhibit 99.1 to Company's Form 8-K filed October 27, 2015.
(a)(5)(A)	Opinion of SunTrust Robinson Humphrey, Inc. dated October 26, 2015 (attached hereto as Annex A).
(e)(1)
Agreement and Plan of Merger, dated as of October 26, 2015, by and among Galil Medical, Inc., Galil Merger Sub, Inc., and Perseon Corporation. Incorporated by reference to Exhibit 2.1 to Company's Current Report on Form 8-K filed October 27, 2015.
(e)(2)	Mutual Confidentiality Agreement, dated as of March 16, 2015, by and between Perseon and Galil.*
(e)(3)	Letter of Intent, dated as of September 26, 2015, between Perseon and Galil.*
(e)(4)	Employment Agreement, dated September 16, 2014, between the Company and William S. Barth. Incorporated by reference to Exhibit 10.1 to the BSD Medical Corporation Form 8-K, filed September 19, 2014.
(e)(5)
Employment Agreement dated May 22, 2013 by and between BSD Medical Corporation and Harold R. Wolcott. Incorporated by reference to Exhibit 10.1 to the BSD Medical Corporation Form 8-K filed May 29, 2013.
(e)(6)
Employment Agreement with effective date of November 10, 2014 between the Company and Clinton E. Carnell Jr. Incorporated by reference to Exhibit 10.1 to the BSD Medical Corporation Form 10-Q filed January 14, 2015.
(e)(7)
Employment Agreement with effective date of February 16, 2015 between the Company and Benjamin Beckham. Incorporated by reference to Exhibit 10.18 to the Perseon Corporation Form 10-K filed March 31, 2015.
(e)(8)
Employment Agreement with effective date February 16, 2015 between the Company and Todd H. Turnlund. Incorporated by reference to Exhibit 10.19 to the Perseon Corporation Form 10-K filed March 31, 2015.

(e)(9)	Employment Agreement with effective date February 17, 2015 between the Company and Jen Hoglin. Incorporated by reference to Exhibit 10.20 to the Perseon Corporation Form 10-K filed March 31, 2015.
(e)(10)	Employment Agreement with effective date of April 1, 2015 between the Company and Brian Meltzer. Incorporated by reference to Exhibit 10.23 to the Perseon Corporation Form 10-Q filed May 14, 2015.
(e)(11)	Stock Option Grant by Company to Clinton E. Carnell Jr., dated November 10, 2014. Incorporated by reference to Exhibit 10.8 to the BSD Medical Corporation Form 10-K, filed November 13, 2014.

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

PERSEON CORPORATION
By:	/s/ CLINTON E. CARNELL JR.
	Name:	Clinton E. Carnell Jr.
	Title:	President and Chief Executive Officer Principal Executive Officer

Annex A

Opinion of SunTrust Robinson Humphrey, Inc.

October 26, 2015

Perseon Corporation
2188 West 2200 South
Valley City, UT 84119
Attention: Board of Directors

Members of the Board of Directors:

        We understand that Perseon Corporation (the "Company") intends to enter into an Agreement and Plan of Merger (the "Agreement") among Galil Medical Inc. ("Parent"), Galil Merger Sub, Inc. ("Merger Sub"), and the Company pursuant to which, among other things, (a) Merger Sub will commence a tender offer (the "Offer") for (i) all of the shares of the outstanding common stock of the Company, par value $0.001 per share ("Company Common Stock"), in exchange for $1.00 per share in cash (the "Share Consideration"), and (ii) all of the outstanding warrants to purchase Company Common Stock (the "Warrants") that are publicly traded (the "Public Warrants") in exchange for $0.02 in cash per Warrant (the "Public Warrant Consideration"), and (b) following the consummation of the Offer, Merger Sub will be merged with the Company (the "Merger," and together with the Offer, the "Transaction") and that, in connection with the Merger, (i) each outstanding share of Company Common Stock (other than each such share of Company Common Stock that is owned by Parent or any of its wholly owned subsidiaries) will be cancelled and converted into the right to receive the Share Consideration, (ii) each outstanding Public Warrant will be cancelled and converted into the right to receive the Public Warrant Consideration, and (iii) the Company will become a wholly owned subsidiary of Parent. We further understand that, pursuant to the Agreement, Parent and Merger Sub will, concurrently with the Offer but as separately negotiated transactions, offer to each of the holders of outstanding non-public Warrants (the "Non-Public Warrants") consideration as set forth in the Agreement (the "Non-Public Warrant Consideration") in exchange for the termination of such Non-Public Warrants. At your direction, we have assumed, for purposes of our analyses and this Opinion (defined below), that all Non-Public Warrants will be terminated in exchange for the Non-Public Warrant Consideration.

        You have requested that SunTrust Robinson Humphrey, Inc. render its opinion (this "Opinion") to the Board of Directors of the Company (in its capacity as such) with respect to the fairness, from a financial point of view, to the holders of Company Common Stock of the Share Consideration to be received by such holders in the Transaction pursuant to the Agreement.

        In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed an execution copy, received by us on October 26, 2015, of the Agreement; certain publicly available business and financial information relating to the Company; certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company made available to us by the Company, including financial projections with respect to future financial performance of the Company for the 6 years ending December 31, 2020, prepared by management of the Company (the "Projections"), which Projections were prepared under the assumption that the Company would have sufficient capital to operate on a standalone basis in accordance with its business plan; the financial and operating performance of the Company as compared to that of other companies with publicly traded equity securities that we deemed relevant; and the publicly available financial terms of certain transactions that we deemed relevant. We also have had discussions with certain members of the senior management of the Company and with certain of the Company's representatives and advisors regarding the business, financial condition, results of operations, and prospects of the Company and the Transaction and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion and such review was not conducted on behalf of the Company or any other person. Management of the Company has advised us that (i) the Company will require substantial additional capital to operate on a standalone basis in accordance with the Company business plan underlying the Projections, (ii) on September 14, 2015, the Company received notice from The Nasdaq Stock Market ("Nasdaq") that the bid price of Company Common Stock for the last 30 consecutive trading days had closed below the minimum $1.00 per share required for continued listing, and (iii) any delisting of Company Common Stock from Nasdaq would likely have a negative effect on the price of Company Common Stock. In addition, management of the Company has advised us, and we have assumed, that the Projections have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company assuming that the Company would have sufficient capital to operate on a standalone basis in accordance with its business plan, and we express no opinion with respect to such Projections or the assumptions on which they are based. In addition, we have assumed, at the direction of Company management, that the shares of preferred stock of Pyrexar Medical Inc. held by the Company have no value. We have further relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us except for such changes as would not be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information discussed with or reviewed by us incomplete or misleading.

        We have also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Agreement are true and correct; (b) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement; (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof; and (d) the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the expected benefits of the Transaction. In addition, we have also assumed that the Agreement, when executed by the parties thereto, will conform to the copy reviewed by us in all respects material to our analysis and this Opinion.

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

        This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

        This Opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock of the Share Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of, the Transaction or otherwise; (iii) the fairness of the Public Warrant Consideration or the Non-Public Warrant Consideration, whether relative to the Share Consideration or otherwise; (iv) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of this Opinion; (v) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage; (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders or other constituents vis-a-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the fairness of the Public Warrant Consideration or the Non-Public Warrant Consideration to the holders of the Warrants vis-a-vis the Share Consideration to be received by holders of Company Common Stock) or the fairness of the allocation of any consideration amongst or within classes or groups of security holders or other constituents; (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Share Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Board of Directors of the Company, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

        We have acted as the exclusive financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services as exclusive financial advisor in connection with the Transaction, most of which is contingent upon the consummation of the Offer. We will also receive a fee upon delivery of this Opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. We and our affiliates (including SunTrust Banks, Inc.) may have in the past provided, and may in the future provide, investment banking and other financial services to the Company, Parent and certain of their affiliates for which we have received and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company,

Parent, their affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, Parent and their affiliates.

        This Opinion is furnished for the use of the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on the part of SunTrust Robinson Humphrey, Inc. to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise. The issuance of this Opinion has been approved by an internal committee of SunTrust Robinson Humphrey, Inc. authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Share Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders.

SUNTRUST ROBINSON HUMPHREY, INC.
/s/ SunTrust Robinson Humphrey, Inc.

Annex B

Section 262 of the General Corporation Law of the State Of Delaware

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.